Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Resolutions passed at the Third Meeting of the Sixth Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
28 March 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2011-006

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE THIRD MEETING OF THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

All members of the supervisory committee of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 28 March 2011, the Sixth Session of the supervisory committee (“Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) held the third Supervisory Committee meeting at No. 3 Conference Room, 4th Floor, Pearl Hotel CSN. Five supervisors (the “Supervisors”) are eligible to attend the Supervisory Committee meeting and five Supervisors attended the Supervisory Committee meeting. The procedures of the Supervisory Committee meeting were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

The Supervisors who were present at the Supervisory Committee meeting passed the following resolutions:

1.
the full text and summary of the 2010 annual report (the “Annual Report”), the annual results announcement for the year 2010 of the Company (including H shares and A shares) were considered and approved;

2.	the "2010 Internal Control Appraisal Report of China Southern Airlines Company Limited" was considered and approved;

3.	the Report of the Supervisory Committee for the year 2010, and its proposed submission to the 2010 annual general meeting of the Company for approval, were considered and approved;

4.	the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2010" was considered and approved;

5.	the “Corporate Social Responsibility Report for 2010 of China Southern Airlines Company Limited” was considered and approved.

The Supervisory Committee reviewed the Annual Report prepared by the board of directors of the Company and formed the following opinions:

a.
the preparation and approval procedures of the Annual Report were in compliance with the requirements under the applicable laws and regulations, articles of association of the Company and the relevant internal corporate governance rules and regulations of the Company;

b.
the contents and format of the Annual Report were in compliance with the relevant requirements of China Securities Regulatory Commission and Shanghai Stock Exchange, and information disclosed therein reflected correctly the operational, management and financial status of the Company, without any false representation, misleading statement or material omission; and

c.	none of the persons involved in the preparation and approval of the Annual Report has committed any action in breach of confidentiality requirements in respect of the Annual Report.

The Supervisory Committee of
China Southern Airlines Company Limited

28 March 2011